UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 3)
                            _______________________

                         WESTERN GAS RESOURCES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class of Securities)

                                  0009582591
                                (CUSIP Number)
                            _______________________

                                T. MICHAEL LONG
                         BROWN BROTHERS HARRIMAN & CO.
                                59 WALL STREET
                             NEW YORK, N.Y. 10005
                           TEL. NO.:  (212) 493-8401
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                May 31, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 16 Pages

                             SCHEDULE 13D


CUSIP No. 0009582591                          Page    2   of   16   Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The 1818 Fund, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8                   SHARED VOTING POWER

                                        300,000 shares

             9                   SOLE DISPOSITIVE POWER

                                        0

             10                  SHARED DISPOSITIVE POWER

                                        300,000 shares

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             300,000 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%

14           TYPE OF REPORTING PERSON

             PN

                             SCHEDULE 13D


CUSIP No. 0009582591                        Page    3   of   16   Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Brown Brothers Harriman & Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8                   SHARED VOTING POWER

                                        300,000 shares

             9                   SOLE DISPOSITIVE POWER

                                        0

             10                  SHARED DISPOSITIVE POWER

                                        300,000 shares

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             300,000 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%

14           TYPE OF REPORTING PERSON

             PN

                             SCHEDULE 13D


CUSIP No. 0009582591                             Page    4   of   16   Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             T. Michael Long

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8                   SHARED VOTING POWER

                                        300,000 shares

             9                   SOLE DISPOSITIVE POWER

                                        0

             10                  SHARED DISPOSITIVE POWER

                                        300,000 shares

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             300,000 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%

14           TYPE OF REPORTING PERSON

             IN

                                 SCHEDULE 13D


CUSIP No. 0009582591                          Page    5   of   16   Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Lawrence C. Tucker

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

            7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8                   SHARED VOTING POWER

                                        300,000 shares

             9                   SOLE DISPOSITIVE POWER

                                        0

             10                  SHARED DISPOSITIVE POWER

                                        300,000 shares

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             300,000 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%

14           TYPE OF REPORTING PERSON

             IN

                                                    Page 6 of 16 Pages

                  AMENDMENT NO. 3 TO SCHEDULE 13D


Item 1.SECURITY AND ISSUER.

           This Amendment No. 3 amends and restates in its entirety the

Schedule 13D dated October 23, 1991 as amended by Amendment No. 1 ("Amendment

No. 1") dated November 21, 1991 and Amendment No. 2 dated June 10, 1992

("Amendment No. 2")  (together, the "Original Statement") (the Original

Statement, as amended and restated hereby, shall be known as the "Statement"),

with respect to the common stock, par value $.10 per share (the "Common

Stock"), of Western Gas Resources, Inc., a Delaware corporation (the

"Company"), whose principal executive office is located at 12200 N. Pecos

Street, Suite 230, Denver, Colorado 80234-3439.  Prior to the Company's

repurchase of the shares on May 31, 1995, the persons identified in Item 2 were deemed to be the beneficial owners of 2,390,000 shares of Common Stock by virtue of their beneficial ownership of (i) 300,000 shares of Common Stock and

(ii) an aggregate amount of 400,000 shares of the Company's 7.25% Cumulative

Senior Perpetual Convertible Preferred Stock (the "Preferred Stock") entitling the holders thereof to convert such Preferred Stock into 2,090,000 shares of

Common Stock (subject to adjustment).


Item 2.IDENTITY AND BACKGROUND.

           (a), (b), (c) and (f).  This Statement on Schedule 13D is being filed by The 1818 Fund, L.P., a Delaware limited partnership (the "Fund"),

Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH & Co."), T. Michael Long ("Long") and Lawrence C.

Tucker ("Tucker") (the Fund, BBH & Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

           The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations that could benefit from the presence of a large, management supportive shareholder with a relatively long-term investment goal.  BBH & Co. is a private bank.  Pursuant

                                                         Page 7 of 16 Pages

to a resolution adopted by the partners of BBH & Co., BBH & Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the shares of Preferred Stock and the shares of Common Stock into which the Preferred was convertible.

           The address of the principal business and principal offices of the

Fund and BBH & Co. is 59 Wall Street, New York, New York 10005.

           The business address of each of Long and Tucker is 59 Wall Street,

New York, New York 10005.  The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH & Co.  Long and Tucker are citizens of the United States of America.

           The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH & Co. is set forth on Schedule I hereto and is incorporated herein by reference.

           (d) and (e).  During the last five years, neither any Reporting

Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I hereto, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Pursuant to the Stock Purchase Agreement (a copy of which was attached to the Original Statement as Exhibit 1), dated as of October 23, 1991 by and between the Company and the Fund, and as amended by that certain Letter

Agreement (the "Letter Agreement") dated as of

                                                            Page 8 of 16 Pages


June 10, 1992 between the

Company and the Fund (attached to Amendment No. 2 as Exhibit 4) (together, the

"Stock Purchase Agreement"), the Company issued, and the Fund acquired from the

Company, 400,000 shares of Preferred Stock, for an aggregate purchase price of

$40,000,000 (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Stock Purchase Agreement.  In addition, on November

21, 1991, the Fund purchased 300,000 shares of the Company's Common Stock issued as part of the public offering made by the Company (the Preferred Stock and the 300,000 shares of Common Stock held by the Fund are sometimes collectively referred to herein as the "Securities").  The Preferred Stock,

prior to its repurchase by the Company on May 31, 1995, was convertible into an aggregate of 2,090,000 shares of Common Stock.

           The funds used by the Fund to pay the Purchase Price were obtained by the Fund from capital contributions made by its partners pursuant to pre-

existing capital commitments.

           The Certificate of Designation  (the "Certificate of Designation")

relating to the Preferred Stock (a copy of which was attached to the Original

Statement as Exhibit 2) provided that the Company could, at its option,

exchange all of the outstanding shares of Preferred Stock, for Convertible

Subordinated Notes of the Company (the "Convertible Notes").  The Preferred

Stock, prior to its repurchase by the Company, was convertible into a number of shares of Common Stock equal to the product of the number of shares of

Preferred Stock being converted, multiplied by the quotient of (i) $100 divided by (ii) the "Conversion Price" (as defined below).  The Convertible Notes, if issued, would have been convertible into a number of shares of Common Stock equal to the quotient of the aggregate principal amount thereof divided by the

Conversion Price.  The initial Conversion Price of $19.13875 was subject to anti-dilution adjustments described in the Certificate of Designation.  The

Certificate of  Designation also provided that after five years from the date of issuance of the shares of Preferred Stock, at the holders' option, all of such shares were exchangeable for, at the option of the Company, shares of

Common Stock, nonconvertible subordinated notes of the Company, or a combination of both,

                                                            Page 9 of 16 Pages

having a value approximately equal to the liquidation

preference of the Preferred Stock and all accrued and unpaid dividends.  The terms of the Convertible Notes did not contain a similar exchange feature.


Item 4.PURPOSE OF TRANSACTION.

           The Fund acquired the Securities for investment purposes.  The Stock

Purchase Agreement and the Registration Rights Agreement, dated as of October

23, 1991, between the Company and the Fund (the "Registration Rights

Agreement") (a copy of the Registration Rights Agreement was attached to the

Original Statement as Exhibit 3), contained, among other things, certain provisions that relate to (i) the disposition of securities of the Company,

(ii) a change in the present Board of Directors of the Company, including any plans or proposals to change the number of directors or to fill any existing vacancies on the Board and (iii) changes in the Company's charter and other actions that may impede the acquisition of control of the Company by any person.

           The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate.  Alternatively, the

Reporting Persons may sell all or a portion of their shares of Common Stock in the open market or in privately negotiated transactions subject to the terms of the Stock Purchase Agreement and to the factors and conditions referred to above.

           Upon the repurchase of the Preferred Stock by the Company, the Fund ceased to own five percent (5%) of the shares of Voting Stock outstanding.

Walter W. Grist, an employee of BBH & Co., was appointed as a director of the

Company on November 27, 1991 and resigned as a director after the consummation of the Company's repurchase of the Preferred Stock.

           Other than as described in the Stock Purchase Agreement, the

Certificate of Designation or the Registration Rights Agreement, no Reporting

Person has any present plans or

                                                            Page 10 of 16 Pages


proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other materials change in the

Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any

action similar to any of those enumerated above.


Item 5.INTEREST IN SECURITIES OF THE ISSUER.

           (a) through (c).  As set forth above, on October 23, 1991, the

Company issued to the Fund, and the Fund acquired from the Company, 400,000 shares of Preferred Stock and on November 21, 1991 the Fund purchased 300,000 shares of the Company's Common Stock issued as part of the public offering made by the Company.  As of the date immediately preceding May 31, 1995, giving effect to the conversion of all Preferred Stock, the Fund beneficially owned

2,390,000 shares of Common Stock, representing approximately 8.7%.

           On May 31, 1995, the Company repurchased all the outstanding

Preferred Stock.  Therefore, as of May 31, 1995, based upon the number of shares outstanding as of such date as of May 31, 1995, the Fund no longer beneficially owns in excess of five percent of the Common Stock.

                                                            Page 11 of 16 Pages


           By virtue of BBH & Co.'s relationship with the Fund, BBH & Co. may be deemed to have beneficially owned, as of November 21, 1992, 2,390,000 shares of Common Stock (consisting of 2,090,000 shares of Common Stock issuable upon the conversion of the Preferred Stock and 300,000 shares of Common Stock),

which represented approximately 8.7% of the outstanding shares of Common Stock as of November 21, 1992 (based on the number of shares of Common Stock outstanding at such time).  By virtue of the resolution adopted by BBH & Co.

designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Common Stock, Preferred Stock and the shares of Common Stock issuable upon conversion of the Preferred Stock,

each of Long and Tucker may be deemed to have beneficially owned as of November

21, 1992, 2,390,000 shares of Common Stock (consisting of 2,090,000 shares of

Common Stock issuable upon the conversion of the Preferred Stock and 300,000 shares of Common Stock), which represented approximately 8.7% of the outstanding shares of Common Stock as of November 21, 1992 (based on the number of shares of Common Stock outstanding at such time).

           As of May 31, 1995, based upon the number of shares outstanding as of such date, neither BBH & Co., Long nor Tucker beneficially owns in excess of five percent of the Common Stock.

           Except as set forth above, as of the time of the filing of the

Original Statement, no Reporting Person nor, to the best knowledge of each

Reporting Person, any person identified on Schedule I, beneficially owned any shares of Common Stock or had effected any transaction in shares of Common

Stock during the preceding 60 days.

           (d).  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned thereby.

           (e).  Not applicable.

                                                            Page 12 of 16 Pages


Item 6.Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

           The Company has entered into the Registration Rights Agreement with the Fund giving the Fund, among other things, the right to require the Company to register for sale to the public the shares of Preferred Stock (or the

Convertible Notes issued in exchange therefor), the Common Stock issued by the

Company upon conversion of the Preferred Stock or Convertible Notes and any

shares of Common Stock issued by the Company on or prior to the 90th day following the public offering of Common Stock contemplated by the Company's

Registration Statement on Form S-1 (File No. 33-43077).

           Except as described elsewhere in this Statement and as set forth in the Stock Purchase Agreement (including the exhibits thereto) and the

Registration Rights Agreement, to the best knowledge of the Reporting Persons,

there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees,

joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7.MATERIAL TO BE FILED AS EXHIBITS.

           {*/}1.  Stock Purchase Agreement, dated as of October 23, 1991, by and between the Company and the Fund.

           {*/}2. Certificate of Designation relating to the Preferred Stock.

           {*/}3.  Registration Rights Agreement, dated as of October 23, 1991,

between the Company and the Fund.

- -------------------------------------
{*/}Filed with the Original Statement.

                                                            Page 13 of 16 Pages

           {**}4.   Letter Agreement, dated June 10, 1992, between the Company and the Fund.





- --------------------------
{**/}Filed with Amendment No. 2 to the Original Statement.

                                                    Page 14 of 16 Pages

SIGNATURES

          After  reasonable  inquiry  and  to  the  best  of  its or  his knowledge  and  belief,  each  of  the  undersigned  certifies  that  the information set forth in this statement is true, complete and correct.


Dated: June 21, 1996


                         THE 1818 FUND, L.P.

                         By:  Brown Brothers Harriman & Co.,
                              General Partner


                         By:/s/ LAWRENCE C. TUCKER
                            ------------------------------------
                             Name: Lawrence C. Tucker
                             Title:  Partner


                         BROWN BROTHERS HARRIMAN & CO.


                         By:/s/  T. MICHAEL LONG
                            ------------------------------------
                             Name: T. Michael Long
                             Title:  Partner



                         /s/ T. MICHAEL LONG
                         ---------------------------------------
                                   T. Michael Long



                         /s/ LAWRENCE C. TUCKER
                         ---------------------------------------
                                   Lawrence C. Tucker

                                                    Page 15 of 16 Pages

                               SCHEDULE I

     Set  forth  below  are the names and positions of all of the general partners of BBH & Co.  The  principal  occupation  or  employment of each person  listed below is private banker, and, unless otherwise  indicated,

the business address of each person is 59 Wall Street, New York, New York

10005.  Unless otherwise indicated, each person listed below is a citizen of the United States of America.



                                   Business Address
                                   (if other than as
Name                               indicated above)


Peter B. Bartlett

Brian A. Berris

Walter H. Brown

Douglas A. Donahue, Jr.            40 Water Street
                                   Boston, Massachusetts 02109
Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

Elbridge T. Gerry, Jr.

Kyosuko Kashimoto                  8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                 Tokyo 103, Japan

Noah T. Herndon

Landon Hilliard

Radford W. Klotz, Jr.

Michael Kraynak, Jr.

T. Michael Long

                                                            Page 16 of 16 Pages


Hampton S. Lynch, Jr.

Michael W. McConnell

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                40 Water Street
                                   Boston, Massachusetts  02109
Jeffrey A. Schoenfeld

Stokley P. Towles                  40 Water Street
                                   Boston, Massachusetts 02109
Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker                  1531 Walnut Street
                                   Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.